24-10154


06061421


RECEIVED
OCT 3 1 2006
203
PROCESSING
SECTION
SEC MAIL
WASH. D.C.

PART I
TRIO HOLDING COMPANY
FORM 1-A/A
Incorporated by reference to Registrant's Registration Statement as filed with the Commission on September 25, 2006

PART II
TRIO HOLDING COMPANY
FORM 1-A

Offering Circular, Dated October 30, 2006

375,000 Shares

TRIO Holding Company

Class B Non-Voting Common Stock

7612 West North Avenue
Elmwood Park, Illinois 60707
(877) 201-4580
(Address and telephone number of principal executive offices)

	Per Share		Total	
Price to the public	$	13.00	$	4,875,000
Underwriting Discounts and Commissions[1]	$	-	$	-
Estimated offering expenses[2]	$	0.10	$	37,500
Proceeds, after expenses, to the Company	$	12.90	$	4,837,500

(1) The issuer has not entered into arrangements with any underwriter for the sale of its securities.

(2) Total offering costs estimated include legal, accounting and transfer agent fees, travel and marketing expenses.

For new investors, the minimum investment in this offering is 100 shares or $1,300. For holders of any class of our equity securities, the minimum investment in this offering is 10 shares or $130.

Approximate date of commencement of proposed sale to the public: As soon as practicable after qualification of the Offering Statement. The offering will terminate on the earlier of (1) one year after our registration becomes effective, (2) when all of the shares offered hereby have been sold, or (3) by us at our discretion.

There is no minimum number of shares to be sold hereby nor is there any escrow of funds received. Shares will be offered on a best efforts basis by certain of the Company's associated persons in accordance with and relying on Rule 3a4-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as a "safe harbor" from registration as a broker-dealer in connection with the offer and sale of the shares.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE IN NATURE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THEREFORE, EACH PROSPECTIVE INVESTOR SHOULD, PRIOR TO PURCHASE, CONSIDER VERY CAREFULLY THE RISK FACTORS AS WELL AS ALL OF THE OTHER INFORMATION SET FORTH IN THIS OFFERING CIRCULAR AND THE INFORMATION CONTAINED IN THE FINANCIAL STATEMENTS.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

You should rely only on information contained in this offering circular. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this offering circular is accurate as of any date other than the date on the front of this offering circular.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This is only a summary. This summary does not contain all of the information that you should consider before investing in our securities. You should review the more detailed information contained in this Offering Circular, especially the information set forth under the heading "Risk Factors."

The Company	TRIO Holding Company is a business holding company. Throughout this Offering Circular, we refer to TRIO Holding Company as the "Company" or as "we," "us," or "our." Our executive offices are located at 7612 West North Avenue, Elmwood Park, Illinois 60707 and our toll-free phone number is (877) 201-4580. Our wholly owned subsidiary is TRIO Fund LLC, a real estate investment and development firm. Throughout this Offering Circular, we refer to TRIO Fund LLC as our "subsidiary".
The Offering	The Company is offering 375,000 shares of Class B Non-Voting Common Stock at an initial offering price of $13.00 per share. Shares are being offered by us. If you do not own shares of any class of the Company's common stock, you must purchase at least 100 shares ($1,300) to participate in this offering. If you are already an owner of any class of shares of the Company's common stock and you wish to purchase shares in this offering, you must purchase at least 10 shares ($130).
Business Objective	The Company's primary objective is to provide total return in per share value through the acquisition of controlling interests in and the funding of privately held businesses engaged in a diverse number of industries. Currently, our most important business is the investment in and development of real estate in the United States, which we operate through our wholly owned subsidiary TRIO Fund LLC.
Management	The Company is managed by Joseph J. Ponzio. Mr. Ponzio, chairman of our board of directors (the "Board"), is responsible for the day-to-day operations of the Company as well as for the capital allocation decisions of the Company's assets. Mr. Ponzio has been in the investment advisory business since 2000 and has managed our operations since our formation in 2004.
Book Value	Our shares are valued at the net tangible book value of the company (the "Book Value"). The Book Value is calculated at 4:00PM EST on the last business day of each month. For the purposes of valuation, a business day is any day during which the New York Stock Exchange ("NYSE") is open for regular session trading. Shares of the Company are valued and held at Book Value per share. Because our shares will not be traded or listed on any national securities exchange, we will send account statements no less than quarterly to all shareholders of record on the first business day of February, May, August and November of each year.
Transfer Agent	Transfer Online Inc. serves as the Company's transfer agent.
Liquidity	Our shares will not be listed or traded on any national securities exchange and there is no guarantee that any secondary market for our shares will develop. To provide a degree of liquidity, the Company intends to annually repurchase up to 10% of its outstanding shares on a quarterly basis. Although there is no guarantee that we can or will offer to repurchase shares, we have, since our formation, offered to repurchase and shareholders have so tendered $391,168.35 (38,102.597 shares) of our common stock.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing the Company or a holder our shares. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or adversely affect our shares.

This Offering Circular also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below.

Factors Relating to Our Company and Our Business

We have a limited operating history and no history of profitability. Our limited history of operating results may be indicative of our inability to achieve sustainable profitability.

We began operations in 2004 and first began our investment program as an investment company in September of that same year. In February of 2006, we reorganized into a holding company. Accordingly, we have a limited operating history upon which investors may base an evaluation of our performance. Although the growth in our subsidiary and portfolio investments has resulted in the growth of our Book Value, we do not anticipate sustainable earnings and profitability until late 2006.

We are heavily reliant on the efforts of a few key individuals. The loss of any key individual could have a material adverse effect on our business, financial condition and results of our operations.

We are highly dependent on the efforts of Joseph J Ponzio, chairman of the board of directors (the "Board"). The loss of Mr. Ponzio would have a material adverse effect on our business, financial condition and results of our operations. In addition, our current or future subsidiaries may be highly dependant on the efforts of a few key individuals. The loss of a key individual of a subsidiary could have a material adverse effect on the business, financial condition and results of the subsidiary. Any material adverse effect on our subsidiaries affects, directly or indirectly, TRIO Holding Company.

If we were deemed an investment company under the Investment Company Act of 1940, as amended, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

We do not believe that we are an "investment company" under the Investment Company Act of 1940, as amended (the "1940 Act"). Because we control and operate our subsidiary and intend to operate and control future subsidiaries, we believe that our interest in our subsidiary is not, and that our interest in future subsidiaries will not be, an "investment security" as that term is used in the 1940 Act. If we were to cease participation in the management of our subsidiary companies, our interest in our subsidiaries could be deemed an "investment security" for purposes of the 1940 Act. Generally, a person is an "investment company" if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items). Upon consummation of this offering, our equity investment in our subsidiary will exceed 40% of the value of our total assets. A determination that such investment was an investment security could cause us to be deemed an investment company under the 1940 Act and to become subject to the registration and other requirements of the 1940 Act. We and our subsidiary intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

We will have broad discretion in applying a portion of the net proceeds that we receive from this offering and may not use those proceeds in ways that will enhance our market value.

We have significant flexibility in applying the approximately $3.1 million of the net proceeds, assuming the offering is fully subscribed, that our subsidiary will receive from our purchase of newly issued membership units directly from it. As part of your investment decision, you will not be able to assess or direct how we apply those net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities.

Privately-held companies present certain challenges, including a lack of available information about these companies and a greater vulnerability to economic downturns.

We intend to purchase and fund privately-held companies. Generally, very little public information exists about these companies and we will be required to rely on the ability of the Board to obtain information about these companies. Also, privately-held companies frequently have less diverse product lines and smaller market presence than their larger competitors. They are thus generally more vulnerable to economic downturns and may experience substantial variations in operating results. These factors could adversely affect our Book Value.

Our investment returns will depend on the success of our portfolio companies and, ultimately, the abilities of their key personnel.

Our success will depend upon the success of our portfolio companies. Their success, in turn, will depend in large part upon the abilities of their key personnel. The day-to-day operations of our portfolio companies will generally remain the responsibility of their key personnel. Our portfolio companies may not be able to attract and retain qualified managers and personnel. Any inability to do so may adversely impact our growth.

Our portfolio companies, at the time of investment, are illiquid. Illiquid securities are more difficult to value than their more liquid counterparts and the Board's judgment may play a greater role in the valuation process.

The Company invests in the securities of portfolio companies that, at the time of investment, are illiquid (i.e., securities that cannot be disposed of within 7 days in the ordinary course of business at approximately the value at which the Company has valued the securities). The market price of illiquid securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Company pays for or recovers upon the sale of illiquid securities. Investment of the Company's assets in illiquid securities may restrict our ability to take advantage of market opportunities. The risks associated with illiquid securities may be particularly acute in situations in which our operations require cash and could result in the Company borrowing to meet its short-term needs or incurring losses on the sale of illiquid securities.

Our potential future acquisitions may not be successful because we have not made acquisitions in the past.

As part of our business strategy, we expect to review acquisition prospects that would complement our existing businesses and philosophies, improve market coverage or enhance our technological capabilities. We have no current agreements or negotiations underway with respect to any acquisitions, and we may not be able to locate suitable acquisition opportunities. Future acquisitions could result in the following:

- potentially dilutive issuances of equity securities,
- large one-time write-offs,
- the incurrence of debt and contingent liabilities or amortization expenses related to goodwill and other intangible assets,
- difficulties in the assimilation of operations, personnel, technologies, products and the information systems of the acquired companies,
- diversion of management's attention from other business concerns, and
- risks of entering geographic and business markets in which we have no or limited prior experience and potential loss of key employees of acquired organizations.

Since we have not made any acquisitions in the past, we are not certain that we will be able to successfully integrate any businesses, products, technologies or personnel that may be acquired in the future. Our failure to do so could have a material adverse effect on our business.

Factors Relating to Our Shares

Your ability to liquidate your investment in our shares is restricted.

Shares of the Company are not listed on any public exchange and the Board does not intend to list shares on any public exchange. To maintain degree of liquidity, we intend to annually repurchase up to 10% of our outstanding shares, on a quarterly basis, beginning on the first business day of August, 2007. Although we intend to offer to repurchase shares, there can be no assurance that we will offer to nor be in a financial position to repurchase outstanding shares.

An investment in our shares is not insured or guaranteed.

Because an investment in our shares is not insured by the FDIC or any governmental or private agency, you could lose your entire investment. An investor in our shares is dependant solely upon sources such as our earnings, proceeds from the sale of assets, our working capital and other sources of funds for the repurchase of shares by us or the liquidation of the Company.

New investors will incur immediate dilution.

Shares in this offering are being sold at a value above our net tangible book value per share. Therefore, investors in this offering will suffer immediate dilution.

Factors Relating to the Real Estate Industry

Our most important business is the investment in and development of real estate, conducted through our wholly owned subsidiary.

We indirectly hold investments in real estate through our wholly owned subsidiary and are subject to risks associated with the direct ownership of real estate. These risks include:

- declines in the value of real estate
- general and local economic conditions
- unavailability of mortgage funds
- overbuilding
- extended vacancies of properties
- increased competition
- increases in property taxes and operating expenses
- changes in zoning laws
- losses due to costs of cleaning up environmental problems
- liability to third parties for damages resulting from environmental problems
- casualty or condemnation losses
- limitations on rents
- changes in neighborhood values and the appeal of properties to tenants
- changes in interest rates

As a result of these factors, an economic downturn could have a material adverse effect on the real estate markets and on our subsidiary, which in turn could result in the Company not achieving its objectives.

Our real estate operations are capital intensive.

The development of real estate is capital intensive. Generally, real estate under development generates little or no income. If the properties do not generate sufficient income to meet operating expenses, including, where applicable, debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, our subsidiary must rely on its access to capital to achieve its objective. In addition, our subsidiary may also have joint venture investments in certain of its properties, and consequently its ability to control decisions relating to such properties may be limited.

Our real estate investments are subject to risks that are specific to the investment sector or type of property in which our subsidiary is investing.

Retail Properties. Retail properties are affected by the overall health of the economy. A retail property may be adversely affected by the growth of alternative forms of retailing, bankruptcy, decline in drawing power, a shift in consumer demand due to demographic changes and/or changes in consumer preference and spending patterns. A retail property may also be adversely affected if an anchor or significant tenant ceases operation at such location, voluntarily or otherwise, although certain tenants at retail properties may be entitled to terminate their leases if an anchor tenant ceases operations at such property.

Office and Industrial Properties. Office and industrial properties generally require their owners to expend significant amounts for general capital improvements, tenant improvements and costs of reletting space. In addition, office and industrial properties that are not equipped to accommodate the needs of modern businesses may become functionally obsolete and thus non-competitive. Office and industrial properties may also be adversely affected if there is an economic decline in the businesses operated by their tenants. The risks of such an adverse effect are increased if the property revenue is dependent on a single tenant or if there is a significant concentration of tenants in a particular business or industry.

Multifamily/Residential Properties. The value and successful operation of a multifamily and residential property may be affected by a number of factors, such as the location of the property, the ability of management to provide adequate maintenance and insurance, the types of services provided by the property, the level of mortgage rates, the presence of competing properties, the relocation of tenants to new projects with better amenities, adverse economic conditions in the locale, the amount of rent charged, and the oversupply of units due to new construction. In addition, multifamily and residential properties may be subject to rent control laws or other laws affecting such properties, which could impact the future cash flows of such properties.

Investments in real estate may be subject to certain types of extraordinary losses that may be uninsurable or not economically insurable.

Our subsidiary carries comprehensive liability, fire, flood, extended coverage and/or rental loss insurance with policy specifications, limits and deductibles customarily carried for specific and similar properties. However, there are certain types of extraordinary losses that may be uninsurable or not economically insurable. Should a property sustain damage as a result of an act for which insurance may not be maintained, it may incur substantial losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should any type of uninsured loss occur, our subsidiary could lose its investment in, and anticipated profits and cash flows from, a number of properties, which would adversely impact our subsidiary's performance.

Our subsidiary's investments and operations are leveraged.

Our subsidiary is leveraged and financial covenants may affect the ability of it to operate effectively. Our subsidiary is subject to risks normally associated with debt financing. If the principal payments of its debt cannot be refinanced, extended or paid with proceeds from other capital transactions, such as new equity capital, our subsidiary's cash flow may not be sufficient to repay all maturing debt outstanding. In addition, its obligation to comply with financial covenants, such as debt-to-asset ratios and secured debt-to-total asset ratios, and other contractual obligations may restrict its range of operating activity. Our subsidiary may therefore be limited from incurring additional indebtedness, selling its assets and engaging in mergers or making acquisitions which may be beneficial to its operations.

Our subsidiary may be subject to environmental risks associated with property ownership.

In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, our subsidiary may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as governmental fines and liabilities for injuries to persons and property and other costs. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of our subsidiary.

DILUTION

Purchasers of the shares offered in this Offering will experience immediate dilution in the value of their shares. Dilution represents the difference between the initial public offering price per share paid by the purchasers and the pro forma net tangible book value per share immediately after completion of this offering. Net tangible book value per share is the net tangible assets of the Company (total assets less total liabilities), divided by the number of shares of common stock outstanding.

Our pro forma net tangible book value on our September 30, 2006 balance sheet was $1,724,274, or $9.23 per share.

The following examples illustrate the per share net tangible book value of the Company, the amount of increase in the net tangible book value per share attributable to investments made by purchasers of the shares offered hereby, and dilution per share to investors in this offering, based on the maximum amount of shares sold and two sample intermediate amounts of shares sold.

Prior to Offering

Holders of our Class A Common Stock purchased 186,861 shares for a net purchase of $1,856,146 at an average of $9.93 per share. Our net tangible book value on our September 30, 2006 balance sheet was $1,724,274, or $9.23 per share.

Maximum Offering Amount (100%) (375,000 shares sold for $4,875,000 in proceeds)

The sale of the maximum offering of 375,000 shares at $13.00 per share would result in 186,861 shares of Class A Common Stock outstanding and 375,000 shares of Class B Common Stock outstanding. After deducting total offering expenses estimated at $37,500, our adjusted net tangible book value would be $6,561,774, or $11.68 per share. This would result in an immediate dilution of $1.32 per share to new investors and result in an immediate increase of $2.45 per share to existing investors.

Sample Intermediate Amount (50%) (187,500 shares sold for $2,437,500 in proceeds)

The sale of 187,500 shares at $13.00 per share would result in 186,861 shares of Class A Common Stock outstanding and 187,500 shares of Class B Common Stock outstanding. After deducting offering expenses estimated at $37,500, our adjusted net tangible book value would be $4,124,274, or $11.02 per share. This would result in an immediate dilution of $1.98 per share to new investors and result in an immediate increase of $1.79 per share to existing investors.

Sample Intermediate Amount (10%) (37,500 shares sold for $487,500 in proceeds)

The sale of 37,500 shares at $13.00 per share would result in 186,861 shares of Class A Common Stock outstanding and 37,500 shares of Class B Common Stock outstanding. After deducting offering expenses estimated at $37,500, our adjusted net tangible book value would be $2,174,274, or $9.69 per share. This would result in an immediate dilution of $3.31 per share to new investors and result in an immediate increase of $0.46 per share to existing investors.

PLAN OF DISTRIBUTION

This is a "direct public" offering. There is no minimum number of shares that must be sold and no escrow account to hold the funds raised by the offering. We are offering a maximum of 375,000 shares, at $13.00 per share. We can give no assurance that any shares will be sold.

Upon acceptance of a subscription for shares, our transfer agent will issue the shares to the purchasers. We may continue to offer shares for a period of no longer than one year from the initial effective date of our registration or, if earlier, until we have sold all of the shares offered in this Offering Circular. During the offering period, no subscriber will be entitled to any refund of any subscription.

We have not entered into any arrangements with any underwriter for the sale of the shares. We anticipate that the shares may be offered and sold by the Company or through the selling efforts of brokers or dealers not yet identified. If we do locate a broker or dealer to offer our shares, we will file with the Securities and Exchange Commission an amendment to this Offering Circular identifying such broker or dealer.

Certain associated persons of the Company will be offering the shares for sale on a "best efforts" basis in a manner complying with the exemptions available in any jurisdiction for such sale and such shares will be offered without commission or payment; however, said associated persons will be entitled to reimbursement of expenses incurred in connection with the offer and sale of the shares. Any associate person offering shares will be relying on, and complying with, Rule 3a4-1 of the Exchange Act as a "safe harbor" from registration as a broker-dealer in connection with the offer and sale of the shares.

We intend to advertise the offering to potential purchasers and will respond to potential investors' questions and provide our Offering Circular, and any amendments thereto, to the potential investors for their investment consideration. We will also respond to their questions limiting our responses to the information included in the offering circular.

You may purchase shares by completing and manually executing a subscription agreement and delivering it, with your payment in full for all shares you wish to purchase, to our offices. Your subscription shall not become effective until accepted by us. The subscription agreement provides for any arbitration of any disputes arising from an investment in this offering.

Upon acceptance of your subscription agreement by the Company, your shares will be registered in book entry with our transfer agent, Transfer Online Inc. of Portland, Oregon, which company also serves as the subscription agent for this offering.

USE OF PROCEEDS

Our ongoing operations are not dependant upon the success of this offering. Based on a public offering price of $13.00 per share, our net proceeds from the sale of 375,000 shares, assuming this offering is fully subscribed, will be approximately $4,837,500.

The principal purposes of this offering are:

- to further finance our real estate investment and development subsidiary,
- to obtain additional capital to facilitate acquisitions,
- to increase our working capital,
- to facilitate future access to public equity markets, and
- to provide increased visibility and credibility to us.

The following table sets for an estimated use of proceeds based upon the alternate and maximum amount of net proceeds raised from this offering:

		Sample Amounts Raised		
		$450,000	$2,400,000	$4,837,500
TRIO Fund LLC	65%	292,500	1,560,000	3,144,375
Joint Ventures/Acquisitions	30%	135,000	457,031	1,451,250
General and Administrative expenses	5%	22,500	120,000	241,875

We intend to primarily use the funds raised in this offering to purchase up to $3.1 million (3,144 units) of newly issued interests in TRIO Fund LLC, our wholly owned real estate investment and development subsidiary.

In addition, we have allocated 30% of the proceeds of this offering to be invested in money market funds, certificates of deposit, U.S. Treasury Bills or other financial instruments as we seek to acquire or invest in complementary businesses. We have no present understandings, commitments or agreements with respect to any material acquisition of, or investment in, third parties.

We intend to utilize the remaining proceeds for general corporate purposes, primarily for working capital and periodic future share repurchases.

If this offering is not fully subscribed, we intend to reduce the amounts intended for the above purposes proportionately in relation to the actual net proceeds received by us in this offering. There is no minimum amount of share sales required to consummate this offering.

FORWARD-LOOKING STATEMENTS

Certain statements contained, or incorporated by reference, in this Offering Circular are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, that depend upon or refer to future events or conditions, and that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," or similar expressions. In addition, any statements concerning future financial performance (including future revenues, earnings, growth rates or acquisitions), ongoing business strategies or prospects, and possible future actions by us, which may be provided by management are also forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about the Company, economic and market factors and the industries in which we do business, among other things. These statements are not guarantees of future performance and we do not have any specific intention to update these statements.

Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. The principal important risk factors that could cause TRIO Holding Company's actual performance and future events and actions to differ materially from such forward-looking statements, include, but are not limited to, changes in market prices of our investments in fixed maturity and equity securities, the occurrence of one or more catastrophic events, such as an earthquake, hurricane, or act of terrorism that causes losses to us or our subsidiaries, changes in laws or regulations relating to our business or the businesses of our current and future subsidiaries, changes in federal income tax laws, and changes in general economic and market factors that affect the prices of securities or the industries in which we and our affiliates do business.

DESCRIPTION OF BUSINESS

The Company

TRIO Holding Company was incorporated as TRIO Contrarian Fund Corp., in the State of Illinois on March 08, 2004. In July of 2004, the Company registered a private offering (SEC File No. 021-66990) of its Class A Common Stock under Regulation D, Rule 506 of the Securities Act of 1933, as amended (the "Securities Act"). On September 15, 2004, the Company began operations as a closed-end, non-diversified investment company exempt from registration (a "hedge fund") under various exemptions offered by the Investment Company Act of 1940, as amended, (the "1940 Act").

TRIO Fund LLC, our wholly owned real estate investment and development subsidiary, was organized under the laws of the State of Illinois on February 13, 2004. TRIO Fund LLC remained inactive until September 24, 2004 when we purchased $700,000 of newly issued interests in the same. Throughout 2005 and 2006, we purchased an additional $550,000 of newly issued interests in TRIO Fund LLC. In February 2006, we became a management holding company, assumed management control of TRIO Fund LLC and ceased operations as a hedge fund.

Our most important business is real estate investment and development through our wholly owned subsidiary, TRIO Fund LLC; however, our principal business objective is to increase shareholder value through the acquisition of entire or controlling interests in public and private companies to ultimately influence the management decisions of these entities.

Our Strengths

We believe we have the following strengths:

Flexibility. Our structure as a holding company allows us a considerable amount flexibility and freedom to invest, or not invest, in virtually any security at time. We believe our holding company structure provides us with a competitive advantage over many federally regulated investment companies but also allows us to maintain a low cost structure relative to comparably sized investment companies.

Low-Cost Operations. Our management prides itself on its ability to constantly and continuously seek to lower operating expenses and increase per-share return to investors. We believe that our abilities to maintain low expenses will create a greater return than our equally invested counterparts with higher expenses.

Innovative, Low-Cost Technology. We rely heavily on technology as a means maintain low expenses and streamline our operations. We believe our use of technology not only provides us with a competitive advantage over many other establishments, but that our technology will allow us to reduce expenses of portfolio companies to further increase per share return to our shareholders.

Holding Company Structure

Our long-term goal is to maximize our average annual rate of gain in book value on a per-share basis. We seek to reach our goal by directly owning subsidiaries that generate cash and consistently earn above-average returns on capital. When we can not directly own businesses, we seek to own parts of similar businesses.

Although we seek to acquire controlling interests in businesses, it is our general practice to leave operational decisions to the officers of our subsidiary companies. Joseph J Ponzio is responsible for our capital allocation decisions.

Although our real estate operations are leveraged, TRIO Holding Company currently has no debt and it is a general practice of the Board to use debt sparingly. When we do borrow, we will attempt to structure our loans on a long-term fixed-rate basis. In addition, we seek to keep expenses to a minimum through the use of technology and delegation. Although we currently have 4 employees, including those of our subsidiary, Mr. Ponzio is the only employee of TRIO Holding Company and the only employee at our corporate office.

Our primary sources of revenue are interest and dividends on investments and cash, payments from subsidiary companies and capital gains on the sale of investments and subsidiary companies. It is a general practice of the Company to require subsidiary companies to distribute excess net income to TRIO Holding Company at least to the extent that TRIO Holding Company may be liable for taxes on said subsidiary. Where a subsidiary may have a substantial amount of excess cash flow, it is a general practice of TRIO Holding Company to require the subsidiary to distribute a large portion of the excess cash flow to TRIO Holding Company as we feel we may employ the excess net income in a manner more favorable to our shareholders.

As a management holding company, we do not offer any services or products directly. We allocate capital and purchase and work with subsidiary companies to increase shareholder value. We consider ourselves a conduit through which our shareholders can invest in superior businesses to which they might otherwise not have access.

Because we offer no products or services, we consider ourselves to have little to no competition. By competitors, the biggest threat to our growth would be the lack of attractive investment opportunities due to our inability to acquire subsidiaries.

TRIO Fund LLC: Real Estate Operations

TRIO Fund LLC employs three full-time persons, one of whom is Nicholas Samatas, President and Co-Manager of TRIO Fund LLC, and two of whom are full-time laborers. Mr. Samatas is responsible for the daily management and capital allocation decisions of TRIO Fund LLC, subject to the ultimate approval of the Board of TRIO Holding Company, which acts as Co-Manager of TRIO Fund LLC.

TRIO Fund LLC receives its revenue from rental income, capital gains on real estate investments and from interest on cash and cash equivalents. From time to time, TRIO Fund LLC may enter into or invest in joint venture agreements whereby it earns revenue via capital gains, interest on investment capital, or fees for services to the joint venture.

Currently 100% of TRIO Fund LLC's investments in real estate are located within 20 miles of Chicago, Illinois. This figure includes any properties held in joint ventures in which TRIO Fund LLC is an investor or partner.

As its primary business, TRIO Fund LLC does not offer any products or services directly; however, from time to time it may derive revenues from services rendered to or construction projects completed on behalf of purchasers of its investment properties.

TRIO Fund LLC has competition to the extent that other investors and developers may seek to purchase properties that TRIO Fund LLC is interested in purchasing. This could result in a bidding war for property and ultimately result in TRIO Fund LLC paying a higher price for real estate than it originally intended. In this instance, potential gains on property could be reduced by the amount TRIO Fund LLC overpays for the property.

Brewer Investment Group LLC

In addition to our interests in TRIO Fund LLC, TRIO Holding Company owns 6.0% of the outstanding interests of Brewer Investment Group LLC ("BIG"), an Illinois limited liability company. BIG, through its subsidiaries, is engaged in a variety of industries including insurance, financial planning, investment advisory services, alternative investments and futures and forex trading.

We do not own a controlling interest in BIG.

Plan of Operation

During the next twelve months, we intend to increase our on-going established real estate investment and development operations through our wholly owned subsidiary. Our real estate investment and development is capital intensive; however, expansion does not require the purchase of equipment or similar investments, thus allowing expansion to be flexible based on the amount of capital available. We also intend to acquire one additional subsidiary yet unidentified. We anticipate taking the following steps in the next twelve months but cannot be sure of the timing or occurrence of any one step as any one step is not dependent upon the operation or completion of another. Thus, we may, as opportunities present themselves and as we may determine, follow one or more of these steps to a greater degree or duration than another. It is impossible to predict which action will result in the greatest and quickest reward to the Company. We will continually reevaluate our actions and the results obtained thereby.

- Expand our real estate investment and development operations by 150% through the funding and continued management and support of our wholly owned subsidiary, TRIO Fund LLC.
- Identify and acquire an additional subsidiary and integrate the business and operations of the subsidiary into those of TRIO Holding Company. We have not yet identified any target acquisition and no discussions of any transaction have begun.
- Purchase office space for TRIO Holding Company. We have not yet identified any target office space and no discussions of any transaction have begun.
- Set up an interactive website to allow on-line access of shareholder account information and to facilitate further credibility and access to the Company than would otherwise be available.

DESCRIPTION OF PROPERTY

We and TRIO Fund LLC utilize the same office space located at 7612 West North Avenue, Elmwood Park, Illinois pursuant to a one-year lease agreement with Cortland Properties Incorporated, owner of the property, expiring December 31, 2006, at a monthly rent of $500 for approximately 600 square feet. The Company intends to continue at this location and use it as its national headquarters until we can identify and purchase an office complex. The Company does not own any real property. TRIO Fund LLC does own real property as investment property; however, TRIO Fund LLC does not intend to own any current investment properties in its portfolio for a period of more than twelve months.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following discussion and table sets forth information regarding the member of the board of directors and executive officer of the Company:

Name	Age	Position	Date Directorship Commenced
Joseph J. Ponzio	28	Sole Officer, Sole Director	March 08, 2004

The Company's director has been elected to serve until the next annual meeting of stockholders and until his respective successor has been elected and qualified or until death, resignation, removal or disqualification. The Company's Articles of Incorporation provide that the number of directors to serve on the Board may be established, from time to time, by action of the Board or shareholders. Vacancies on the Board are filled by majority vote of the remaining directors on the Board. The Company's executive officers are appointed by and serve at the discretion of the Board.

Joseph J Ponzio received a Bachelor of Arts degree from Loyola University Chicago. He has been the sole director and officer of TRIO Holding Company and of our predecessor company, TRIO Contrarian Fund, since its incorporation in 2004. Mr. Ponzio is also a director of The Meridian Business Group, Ltd., a position he has held since 2001. Mr. Ponzio is not a director of any other public reporting company. There are no legal proceedings, pending or threatened, to which Mr. Ponzio is a party.

REMUNERATION OF DIRECTORS AND OFFICERS

Set forth below is information concerning the compensation paid to TRIO Holding Company's executive officer and director during the last fiscal year:

Name and Position	Remuneration Capacity	Remuneration Received in 2005
Joseph J Ponzio[1]	President, Director	$0

(1) Mr. Ponzio's salary was paid by The Meridian Business Group, Ltd. For fiscal year ending December 31, 2005, The Meridian Business Group, Ltd. was paid a management fee of $40,235 for services rendered under an Investment Management Agreement (the "IM Agreement") between TRIO Contrarian Fund and The Meridian Business Group, Ltd. The IM Agreement was terminated on April 1, 2006.

Mr. Ponzio receives a base salary of $56,000 for 2006.

There have been no option grants in the last fiscal year and we have not adopted any Stock Option or other option plan. TRIO Holding Company has an employment agreement with Mr. Ponzio at the above annual compensation which expires on December 31, 2006 at which point we intend to extend said employment agreement. There are no agreements regarding compensation upon termination of employment or in the event of a change in control of TRIO Holding Company.

Mr. Ponzio does not receive any compensation from TRIO Fund LLC, our wholly owned subsidiary.

There is currently no remuneration for directors for their services as directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information concerning the beneficial ownership of the voting securities of TRIO Holding Company as of the date of this offering circular for each officer and director, all officers and directors as a group, and each person known to us to be a beneficial owner of more than ten percent (10%) of our outstanding Class A Common Stock:

		Percent of Class	
	Number of Shares	Before Offering	After Offering(1)
Joseph J Ponzio, Sole Officer, Sole Director	6,000	3.2 %	3.2 %
Henry Kurzydlowski	22,117	11.8 %	11.8 %
Timothy Okal	19,300	10.3 %	10.3 %
All Officers and Directors as a Group (1 person)	6,000	3.2 %	3.2 %

(1) The total number of outstanding shares of common stock after the sale of the maximum offering (375,000 shares) would be 561,861, of which 186,861 would be Class A Common Stock and 375,000 would be Class B Non-Voting Common Stock.

As of the date of this Offering Circular, no shares of Class B Common Stock have been issued.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

There are no material relationships or related transactions involving any director or executive officer of TRIO Holding Company or our subsidiary, TRIO Fund LLC, any nominee for election as a director or officer, any security holder named herein, nor any member of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the persons above identified.

SECURITIES BEING OFFERED

The Offering

This offering consists of a maximum of 375,000 shares of Class B Non-Voting Common Stock at $13.00 per share. There is no minimum number of shares to be sold hereby nor is there any escrow of funds received.

Common Stock

Holders of any class of our common stock are entitled to share pro rata in the assets of the Company upon dissolution, liquidation or winding up and pro rata in any dividend, if any, as may be declared from time to time by the Board in its discretion. There are no sinking fund provisions for any class of our common stock and no shareholder shall have preemptive, conversion or redemption rights with respect to any class of our common stock.

Class A Common Stock

We are authorized to issue 10,000,000 shares of Class A Common Stock, no par value. As of the date of this Offering Circular, 186,861 shares of our Class A Common Stock have been issued and are currently outstanding.

Holders of Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held on all matters to which shareholders of the Company are entitled to vote. Holders of Class A Common Stock have cumulative voting rights.

Class B Non-Voting Common Stock

We are authorized to issue 10,000,000 shares of Class B Non-Voting Stock, no par value. As of the date of this Offering Circular, no shares of Class B Non-Voting Common Stock have been issued.

Holders of Class B Non-Voting Common Stock are not entitled to vote on matters to which shareholders of the Company are entitled to vote.

Future Share Issuance

The Company may issue additional shares of Class A Common Stock and/or Class B Common Stock which could dilute its current shareholders' share value. If additional funds are raised through the issuance of any class of the Company's common stock, there may be a significant dilution in the value of the then outstanding common stock. The issuance of all or part of the Company's remaining authorized common stock could result in substantial dilution in the percentage of common stock held by its then shareholders. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of shares held by investors.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

We will send unaudited reports at least annually to all of our shareholders. We have no stock option plan and have no current plans to develop one in the immediate future. In addition, we have not paid any dividends since our inception and do not anticipate paying a dividend in the future.

Transfer Online Inc. is our transfer agent and registrar and is located at 317 SW Alder Street, 2nd Floor, Portland, Oregon, 97204. Phone (503) 227-2950, Fax (503) 227-6874.

The Meridian Business Group handles our investor relations and is located at 7612 West North Avenue, Elmwood Park, Illinois 60707. Phone (708) 452-9169, Fax (708) 452-9275.

Book Value

Shares will be valued at the estimated net tangible book value ("Book Value") per share. Book Value is calculated by the Board as of the close of regular session trading on the NYSE (usually 4:00pm EST) on the last business day of each calendar month. Where no price or adequate valuation is available or determinable for a particular asset or security, the Board may elect to use the last available valuation of an asset or security in determining Book Value.

The share price will be calculated by dividing the Book Value by the number of outstanding shares.

Share Liquidity

Our shares will not be listed on a national exchange, nor do we intend to list our shares on any exchange. To maintain a degree of liquidity, we may offer, from time to time, to repurchase shares from shareholders. Since our inception, we have offered to repurchase, and shareholders have so tendered for repurchase, 38,102.597 shares for an aggregate repurchase of $391,168.35. Repurchase offers will be made at such times and on such terms as may be determined by the Board in its sole discretion, and generally will be offers to repurchase a specified dollar amount of outstanding shares. There may be fees assessed for tendering shares for redemption and such fees will be made known to shareholders in any repurchase offer and notice of repurchase offer.

The Board will consider the following factors, among others, in making its determination as to whether a repurchase offer should be made by TRIO Holding Company:

- whether any shareholders have requested to tender shares for repurchase;
- the liquidity of our assets;
- our working capital requirements;
- the relative economies of scale with respect to our size;
- our history in repurchasing shares; and
- the anticipated tax consequences of any proposed repurchases of shares.

The Board has determined that we will repurchase shares from shareholders pursuant to written or electronic tenders only on terms the Board determines to be fair to TRIO Holding Company and to shareholders. When the Board determines that we will make a repurchase offer, notice of that offer will be provided to each shareholder describing the terms of the offer and containing information that shareholders should consider in deciding whether to tender shares for repurchase. Shareholders who are deciding whether to tender their shares during the period that a repurchase offer is open may ascertain the estimated value of their shares from us during the period the offer remains open.

When shares are repurchased by us, shareholders will generally receive cash distributions equal to the value of the shares repurchased. However, in our sole discretion, the proceeds of repurchases of shares may be paid by the in-kind distribution of securities held by us, or partly in cash and partly in-kind. We do not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that we do not have sufficient cash to pay for shares that are repurchased or if making a cash payment would result in a material adverse effect on us or on shareholders not tendering shares for repurchase. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of shares from shareholders.

To subscribe to a repurchase offer, shareholders may submit instructions via postal mail to:

TRIO Holding Company, Investor Relations
7612 West North Avenue
Elmwood Park, Illinois 60707

Investors intending to sell their shares and utilizing postal mail must include their name, account number, number of shares and an original signature on their correspondence.

If a repurchase offer is oversubscribed, we will prorate the offer for each tendering shareholder by dividing the total number of shares offered to be repurchased by the total number of shares tendered by shareholders. The resulting percentage will then be applied to each tendered offer of shares to determine the actual repurchase amount from each tendering shareholder.

No shareholder will have the right to require TRIO Holding Company to repurchase shares or portion thereof.

Our shares are not listed on any national exchange and no public market currently exists for our shares. We have no current intention of listing our shares on any exchange and we have no reason to believe that a public market for our shares will develop in the future.

Other Shareholder Information

No outstanding securities are subject to outstanding options or warrants to purchase, or securities convertible into, our shares.

As of the date of this offering circular, there were approximately 61 shareholders of record of our common shares.

We have historically not paid any dividends to shareholders and we have no intention to pay dividends in the future.

WHERE YOU CAN FIND MORE INFORMATION

This offering circular is part of a registration statement on Form 1-A (File #024-10154) that TRIO Holding Company filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder, which is referred to collectively as the Securities Act. The registration statement covers the securities being offered and encompasses all amendments, exhibits, annexes, and schedules to the registration statement. This offering statement does not contain all the information in the registration statement. For further information about TRIO Holding Company and this offering, reference is made to the registration statement. Statements made in this Offering Circular as to the contents of any contract, agreement, or other document referred to are not necessarily complete. For a more complete understanding and description of each contract, agreement, or other document filed as an exhibit to the registration statement, you should read the documents contained in the exhibits.

You may read and copy any document TRIO Holding Company files at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information about the public reference room.

In this document we "incorporate by reference" the information that we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this Offering Circular, and later information filed with the SEC will update and supersede this information.

TRIO Holding Company will provide to each person to whom a copy of this Offering Circular is delivered, upon request and at no cost to such person, a copy of any or all of the information that has been incorporated by reference in this Offering Circular but not delivered with this Offering Circular. You may request a copy of such information by writing or telephoning TRIO Holding Company at:

TRIO Holding Company
7612 West North Avenue
Elmwood Park, Illinois 60707
Tel: (877) 201-4580

INDEX TO FINANCIAL STATEMENTS

TRIO HOLDING COMPANY
CONSOLIDATED BALANCE SHEET
Nine months ended September 30, 2006
(unaudited)
in hundreds except share data

		9/30/2006
ASSETS		
CURRENT ASSETS		
Cash	$	1,714
Investments at fair value		-
Total Current Assets		1,714
OTHER ASSETS		
Long term investments		12,375
Vehicles		80
Joint ventures		6,946
Total Assets	$	21,115
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable		-
Total Current Liabilities		-
Long Term Debt		3,873
STOCKHOLDERS' EQUITY		
Common Stock - authorized 10,000,000 shares of Class A Common Stock no par value; issued and outstanding 186,861 shares; authorized 10,000,000 shares of Class B Non-Voting Common Stock no par value; 0 shares issued and outstanding		-
Additional paid-in capital		18,561
Retained Earnings		(1,319)
Total Liabilities and Stockholders' Equity	$	21,115

TRIO HOLDING COMPANY
CONSOLIDATED STATEMENT OF OPERATIONS
Nine months ended September 30, 2006
(unaudited)
in hundreds except share and per share data

	9/30/2006
REVENUES	
Rental income	$ 5
Total Revenues	5
OPERATING EXPENSES	
Salaries, payroll tax expense and other compensation	903
Organizational expenses	88
Office maintenance	82
Transfer agent fees	79
Automobile expense	76
Rent	42
Bank charges	17
Utilities	7
Accounting	6
Postage	3
Supplies	4
Legal	1
Printing	0
Total Operating Expenses	1,307
OTHER INCOME	
Realized gains on marketable securities	394
Interest income	19
Dividend Income	1
Total Other Income	414
OTHER EXPENSES	
Realized losses on marketable securities	172
Total Other Expenses	172
NET INCOME	(1,061)
EARNINGS PER SHARE, Basic and diluted	$ (0.57)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	
Class A Common Stock	186,861
Class B Common Stock	-

TRIO HOLDING COMPANY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Nine months ended September 30, 2006
(unaudited)
in hundreds

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance at January 01, 2006	1,897	$ -	$ 18,773	$ (258)	$ 18,515
Net issuance of common stock	(29)	-	(211)	-	(211)
Net income for the year	-	-	-	(1,061)	(1,061)
Distributions	-	-	-	-	-
Balance at September 30, 2006	1,869	-	18,561	(1,319)	17,243

TRIO HOLDING COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS
Nine months ended September 30, 2006
(unaudited)
in hundreds

		9/30/2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(1,061)
Adjustments to reconcile net income to net cash provided in operating activities		-
Increase (decrease) in fair value of investments		172
Change in operating assets and liabilities		
Increase (decrease) in accounts payable		(43)
(Increase) decrease in investments held		-
Net Cash Provided By (Used In) Operating Activities		(932)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(80)
Net (purchase) sale of marketable securities		1,857
Loans originated other than to shareholders		(622)
Net (purchase) sale of long-term investments		7,508
Net (investment in) redemption of joint ventures		(2,467)
Capital expenditures		(1,841)
Net Cash Provided By (Used In) Investing Activities		4,355
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (repayment of) debt financing		(4,476)
Net issuance of stock		(211)
Net Cash Provided By (Used In) Financing Activities		(4,688)
INCREASE (DECREASE) IN CASH		
Cash - beginning of year		2,978
Cash - end of year	$	1,714

TRIO HOLDING COMPANY
CONSOLIDATED BALANCE SHEET
Years Ended December 31,
(unaudited)
in hundreds except share data

	2004	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 12,167	$ 2,978
Investments at fair value	5,841	2,029
Total Current Assets	18,008	5,007
OTHER ASSETS		
Long term investments	50	17,289
Joint ventures	-	4,479
Total Assets	$ 18,058	$ 26,907
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	39	43
Total Current Liabilities	39	43
Long Term Debt	-	8,349
STOCKHOLDERS' EQUITY		
Common stock - authorized 400,000 shares of common stock no par value; 180,237 shares issued and outstanding as of 12/31/2004; 189,719 shares issued and outstanding as of 12/31/2005	-	-
Additional paid-in capital	17,904	18,773
Retained Earnings	115	(258)
Total Liabilities and Stockholders' Equity	$ 18,058	$ 26,907

TRIO HOLDING COMPANY
CONSOLIDATED STATEMENT OF OPERATIONS
Years Ended December 31,
(unaudited)
in hundreds except share and per share data

	2004	2005
REVENUES		
Rental income	$ -	$ 437
Total Revenues	-	437
OPERATING EXPENSES		
Salaries, payroll tax expense and other compensation	97	742
Insurance	-	79
Transfer agent	21	55
Bank charges	14	47
Rent	-	24
Legal	-	16
Vehicle expenses	-	4
Office supplies	3	5
Printing, advertising	-	4
Utilities	-	6
Office maintenance	-	3
Dues, subscriptions	-	2
Postage	-	1
Meals, entertainment	-	0
Total Operating Expenses	135	989
OTHER INCOME		
Dividend income	-	43
Interest income	44	127
Realized gains on marketable securities	-	178
Unrealized gains on marketable securities	341	-
Total Other Income	385	347
OTHER EXPENSES		
Realized losses on marketable securities	134	-
Unrealized losses on marketable securities	-	169
Total Other Expenses	134	169
NET INCOME	115	(373)
EARNINGS PER SHARE, Basic and diluted	$ 0.06	$ (0.20)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		
Common Stock	180,237	189,719

TRIO HOLDING COMPANY
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2004 and December 31, 2005
(unaudited)
in hundreds

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance at January 01, 2004	-	$ -	$ -	$ -	$ -
Net issuance of common stock	1,802	-	17,904	-	17,904
Net income for the year	-	-	-	115	115
Distributions	-	-	-	-	-
Balance at December 31, 2004	1,802	-	17,904	115	18,020
Net issuance of common stock	95	-	868	-	868
Net income for the year	-	-	-	(373)	(373)
Balance at December 31, 2005	1,897	-	18,773	(258)	18,515

TRIO HOLDING COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS
Years Ended December 31,
(unaudited)
in hundreds

	2004		2005	
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	115	$	(373)
Adjustments to reconcile net income to net cash provided in operating activities				
Unrealized (gains) losses on marketable securities		(341)		169
Increase (decrease) in accounts payable		39		5
Net Cash Provided By (Used In) Operating Activities		(187)		(200)
CASH FLOWS FROM INVESTING ACTIVITIES				
Net (purchase) sale of marketable securities		(5,500)		3,644
Loans originated other than to shareholders		(50)		(600)
Net (purchase) sale of long-term investments		-		(16,340)
Net (investment in) redemption of joint ventures		-		(4,479)
Capital expenditures		-		(431)
Net Cash Provided By (Used In) Investing Activities		(5,550)		(18,206)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from debt financing		-		8,349
Net issuance of stock		17,904		868
Net Cash Provided By (Used In) Financing Activities		17,904		9,217
INCREASE (DECREASE) IN CASH				
Cash - beginning of year		-		12,167
Cash - end of year	$	12,167	$	2,978

TRIO HOLDING COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Description of Business

TRIO Holding Company (the "Company") was incorporated as TRIO Contrarian Fund Corp. under the laws of the State of Illinois on March 08, 2004.

On April 18, 2006 the Company's name was changed to TRIO Holding Company.

(2) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

(3) Readily Marketable Securities

In the ordinary course of business the Company invests in various equity or debt instruments. The Company accounts for such investments in accordance with Statements of Financial Accounting Standards No. 115 and 130 "Accounting for Certain Investments in Debt and Equity Securities" and "Reporting Comprehensive Income", respectively.

Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized trading gains and losses included in current period net income. Available-for-sales securities are carried at fair value with unrealized gains and losses included in other comprehensive income. Realized gains and losses are included in current period income for both types of securities. Investments classified as held-to-maturity are carried at amortized cost. In determining realized gains and losses, the cost of the securities sold is based on the first in, first out method.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the balance sheet and the statement of income and stockholder's earnings.

(4) Property and Equipment

Real estate is carried at cost, net of accumulated depreciation and amortization. Betterments, major renewals and certain costs directly related to the acquisition, improvement and leasing of real estate are capitalized. Maintenance and repairs are charged to operations as incurred. For redevelopment of existing operating properties, the net book value of the existing property under redevelopment plus the cost for the construction and improvements incurred in connection with the redevelopment are capitalized to the extent the capitalized costs of the property do not exceed the estimated fair value of the redeveloped property when complete. If the cost of the redeveloped property, including the undepreciated net book value of the property carried forward, exceeds the estimated fair value of redeveloped property, the excess is charged to expense. Depreciation is provided on a straight-line basis over the assets' estimated useful lives which range from 7 to 40 years. Tenant allowances are amortized on a straight-line basis over the lives of the related leases. Additions to real estate include interest expense capitalized during construction.

Upon acquisitions of real estate, the Company assesses the fair value of acquired assets (including land, buildings and improvements, and identified intangibles such as above and below market leases and acquired in-place leases and customer relationships) and acquired liabilities in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", and allocates purchase price based on these assessments. The Company assesses fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property. The Company's properties, including any related intangible assets, are reviewed for impairment if events or circumstances change indicating that the carrying amount of the assets may not be recoverable.

The Company considers Accounting Principals Board ("APB") 18, "The Equity Method of Accounting for Investments in Common Stock", Statement of Position ("SOP") 78-9, "Accounting for Investments in Real Estate Ventures", Emerging Issues Task Force ("EITF") 96-16, "Investors Accounting for an Investee When the Investor has the Majority of the Voting Interest but the Minority Partners have Certain Approval or Veto Rights" and FASB Interpretation No. 46 (Revised 2003), "Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51 ('FIN 46R')", to determine the method of accounting for each of its jointly- or partially-owned entities. In determining whether the Company has a controlling interest in a partially-owned entity and the requirement to consolidate the accounts of that entity, it considers factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity in which it will absorb the majority of the entity's expected losses, if they occur, or receive the majority of the expected residual returns, if they occur, or both. The Company has concluded that it does not control a partially-owned entity, despite an ownership interest of 50% or greater, if the entity is not considered a variable interest entity and the approval of all of the partners/members is contractually required with respect to major decisions, such as operating and capital budgets, the sale, exchange or other disposition of real property, the hiring of a chief executive officer, the commencement, compromise or settlement of any lawsuit, legal proceeding or arbitration or the placement of new or additional financing secured by assets of the venture. This is the case with respect to the Company's 50% interests in 258 Bonnie Brae, 262 Bonnie Brae and 17W174 Woodland.

(5) Revenue Recognition

The Company recognizes base rents arising from tenant leases recognized over the non-cancelable term of the related leases on a straight-line basis which includes the effects of rents steps and rent abatements under the leases and management, leasing and other fees arising from contractual agreements with third parties or with partially-owned entities as the related services are performed under the respective agreements.

(6) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

(7) Income Taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statements and tax basis assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expenses is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

(8) Consolidation

TRIO Fund LLC is a wholly owned subsidiary of the Company. Accordingly, the financial statements are presented as a consolidation. There were no eliminating entries.

(10) Earnings Per Share

Earnings per share are computed using the weighted average number of shares outstanding during the year.

B. ACQUISITIONS AND DISPOSITIONS

The Company completed no real estate acquisitions in 2004, approximately $1,634,000 of real estate acquisitions in 2005 and $800,000 of real estate acquisitions in the nine months ended September 30, 2006. These acquisitions were consummated through the subsidiary of the Company. The related assets, liabilities and results of operations are included in the Company's consolidated financial statements from their respective dated of acquisition.

Acquisitions of individual properties are recorded as acquisitions of real estate assets. Acquisitions of businesses are accounted for under the purchase method of accounting.

Acquisitions:

4545 Prescott

On April 22, 2005, the Company acquired the 12-unit apartment building located in Lyons, Illinois from unrelated parties. The purchase price was $921,500, consisting of $368,600 in cash and $552,900 of new mortgage debt. The operations of 4545 Prescott are consolidated into the accounts of the Company from the date of this acquisition.

1813 77th Court

On June 21, 2005, the Company acquired the single family home in Elmwood Park, Illinois from unrelated parties. The purchase price of $360,000 was paid in cash. The operations of 1813 77th Court are consolidated into the accounts of the Company from the date of this acquisition.

262 Bonnie Brae

On August 01, 2005, the Company acquired a 50% interest in the single family home in Elmhurst, Illinois from unrelated parties. The purchase price was $124,500, consisting of $24,900 in cash and $99,600 in new mortgage debt. The operations of 262 Bonnie Brae are consolidated into the accounts of the Company from the date of this acquisition.

17W174 Woodland

On August 5, 2005, the Company acquired a 50% interest in the undeveloped residential lot in Bensenville, Illinois from unrelated parties. The purchase price was $103,500, consisting of $20,700 in cash and $82,800 in new mortgage debt. The operations of 17W174 Woodland are consolidated into the accounts of the Company from the date of this acquisition.

258 Bonnie Brae

On September 21, 2005, the Company acquired a 50% interest in the single family home in Elmhurst, Illinois from unrelated parties. The purchase price was $124,500, consisting of $24,900 in cash and $99,600 in new mortgage debt. The operations of 258 Bonnie Brae are consolidated into the accounts of the Company from the date of this acquisition.

Dispositions:

4545 Unit 103

On April 11, 2006, the Company sold Unit 103 of the 4545 Prescott project for $114,000, of which $91,200 was used to pay off a portion of the existing mortgage on 4545 Prescott.

4545 Unit 312

On May 22, 2006, the Company sold Unit 312 of the 4545 Prescott project for $139,900, of which all of the net proceeds went to the Company.

4545 Unit 309

On June 16, 2006, the Company sold Unit 309 of the 4545 Prescott project for $139,900, of which $20,000 was used to pay off a portion of the existing mortgage on 4545 Prescott.

4545 Unit 104

On July 27, 2006, the Company sold Unit 104 of the 4545 Prescott project for $139,900, of which $111,920 was used to pay off a portion of the existing mortgage on 4545 Prescott.

4545 Unit 302

On August 08, 2006, the Company sold Unit 302 of the 4545 Prescott project for $141,900, of which $20,000 was used to pay off a portion of the existing mortgage on 4545 Prescott.

C. NOTES AND MORTGAGE LOANS RECEIVABLE

On December 01, 2004, the Company, through its subsidiary, entered into a management agreement with Samatas Corporation whereby the Company would advance to Samatas Corporation management fees in the amount of $5,000 per month against future performance fees on real estate profits. Under the terms of the agreement, Samatas Corporation manages our subsidiary for a fee equal to 30% of the net pre-tax gains on our real estate investing. In the event of contract termination, Samatas Corporation is required to repay any fees advanced in anticipation of returns not realized.

D. LONG TERM DEBT

Long term debt consists of:

	September 30, 2006	December 31, 2005	December 31, 2004
Note payable to a bank, collateralized by 4545 Prescott, payable in monthly installments of interest-only, due April 21, 2035.	$105,280	$552,900	-
Note payable to a bank, collateralized by 262 Bonnie Brae, payable in monthly installments of interest-only, due August 01, 2035.	$99,600	$99,600	-
Note payable to a bank, collateralized by 17W174 Woodland, payable in monthly installments of interest-only, due August 05, 2035.	$82,800	$82,800	-
Note payable to a bank, collateralized by 258 Bonnie Brae, payable in monthly installments of interest-only, due September 21, 2035.	$99,600	$99,600	-
	$387,280	$834,900	-

E. CAPITAL STRUCTURE

The Company is authorized to issue 20,000,000 shares of common stock, no par value, 10,000,000 of such shares being Class A Common Stock and 10,000,000 of such shares being Class B Non-Voting Common Stock.

F. EARNINGS PER SHARE

Basic earnings per common share are computed by dividing the net income by the weighted average number of shares of common stock outstanding during the periods reported. Diluted earnings per share are determined assuming the potential dilution of the exercise of warrants and options into common stock. As of the date of this Offering Circular, the Company had no warrants or stock options outstanding.

G. AFFIRMATIVE STATEMENT REGARDING ACCURACY

It is the opinion of management that all adjustments necessary for a fair statement of results for the interim period have been included. All adjustments are of normal recurring nature.

PART III
TRIO HOLDING COMPANY
FORM 1-A

PART III
TRIO Holding Company
Description of Exhibits

Description	Section
Restated Articles of Incorporation of TRIO Holding Company*	E-2.1
By-Laws of TRIO Holding Company*	E-2.2
Specimen Stock Certificate*	E-3.1
Subscription Agreement*	E-4.1
Opinion re legality**	E-11.1

* Incorporated by reference to Registrant's Registration Statement as filed with the Commission on September 22, 2006.

** Incorporated by reference to Registrant's Registration Statement as filed with the Commission on September 26, 2006.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elmwood Park, State of Illinois, on October 30, 2006.

TRIO Holding Company

By: /s/ Joseph J Ponzio
Joseph J Ponzio, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Joseph J Ponzio	October 30, 2006
Joseph J Ponzio, Sole Officer and Sole Director	Date